

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

<u>Via E-mail</u>
Shaun Sullivan, Chief Executive Officer
Strike Axe, Inc.
267 W 1400 S
Suite 101
St. George, UT 84790

   Re: Strike Axe, Inc.
     Form 8-K
     Filed December 6, 2011
     File No. 000-53304

Dear Mr. Sullivan:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Michael McTiernan

         Michael McTiernan
         Assistant Director